July 15, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Kathryn Jacobson

Mr. Craig Wilson

Mr. Jeff Kauten

Ms. Kathleen Krebs

Re:	DoubleDown Interactive Co., Ltd.

Request to Withdraw Registration Statement on Form F-1

File No. 333-238884

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), DoubleDown Interactive Co., Ltd., a foreign private issuer organized under the laws of the Republic of Korea (the “Company”), hereby requests that, effective as of the date first set forth above, the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form F-1 (File No. 333-238884), together with all amendments (including post-effective amendments) and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement, as amended, was originally filed on June 2, 2020, declared effective on June 30, 2020 and further amended by post-effective amendments on March 29, 2021 and July 7, 2021.

The Company submits this request for withdrawal as, in accordance with Rule 413(a) under the Securities Act, it intends to file a new registration statement on F-1 relating to the contemplated public offering to increase the number of securities currently registered under the Registration Statement at this time.

The Company confirms that no securities have been, or will be, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or request additional information regarding this correspondence, please do not hesitate to contact the Company’s counsel at (310) 586-7773 or by email at jonesb@gtlaw.com.

Respectfully submitted,

DoubleDown Interactive Co., Ltd.

/s/ In Keuk Kim
Name: In Keuk Kim
Title: Chief Executive Officer

cc:	Joseph A. Sigrist, Chief Financial Officer, DoubleDown Interactive Co., Ltd.

Barbara A. Jones, Esq., Greenberg Traurig, LLP

Eun Sang Hwang, Esq., Greenberg Traurig, LLP